FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated October 6, 2006, regarding Key Events, concerning the Peruvian State and Telefónica del Perú S.A.A., which initiated a phase of conversations to treat several points of interest of the sector, to promote the development of the public service of telecommunications in the country.

Item 1

Lima, October 6, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

CONASEV

Re.-Key Events

Dear Sirs:

Even when it is a matter of public information for diffusion, we inform that yesterday the Peruvian State and Telefónica del Perú S.A.A. initiated a phase of conversations in which they will treat the following points of interest of the sector, to promote the development of the public service of telecommunications in the country:

1.	Rates and monthly income (basic income);

2.	Valuation to the second;

3.	Pre-paid cards balance accumulation and time limit of expiration of the same;

4.	Rates of long national and international distance;

5.	Public phone system;

6.	Expansion of the telephone service in the interior of the country in zones of preferential social interest; and,

7.	Technological innovation of the service.

Best Regards,

Julia María Morales Valentín

Representative to the Stock Exchange

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: October 10, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.